                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

                    For the fiscal year ended June 30, 1996

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to
                               ---------------    ---------------

Commission file number             33-88216
                               ---------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               SUNRISE MEDICAL INC. PROFIT SHARING/SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Sunrise Medical Inc.
                        2382 Faraday Avenue, Suite 200
                          Carlsbad, California  92008

                             SUNRISE MEDICAL INC.
                          PROFIT SHARING/SAVINGS PLAN

                Financial Statements and Supplemental Schedules

                            June 30, 1996 and 1995

                  (With Independent Auditors' Report Thereon)

                             SUNRISE MEDICAL INC.
                          PROFIT SHARING/SAVINGS PLAN



           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
           --------------------------------------------------------

                                                                           Page
                                                                           ----
Independent Auditors' Report..............................................   1

Financial Statements:
  Statements of Net Assets Available for Benefits at
    June 30, 1996 and 1995................................................   2
  Statement of Changes in Net Assets Available for Benefits
    for the year ended June 30, 1996......................................   3
  Statement of Changes in Net Assets Available for Benefits for
    the year ended June 30, 1995..........................................   4
  Notes to Financial Statements...........................................   5

Supplemental Schedules:
  Schedule I - Item 27a - Schedule of Assets Held for
    Investment Purposes at June 30, 1996..................................  10
  Schedule II - Item 27d - Schedule of Reportable Transactions for
    the year ended June 30, 1996..........................................  11

                     [LETTERHEAD OF KPMG PEAT MARWICK LLP]

                         Independent Auditors' Report

The Board of Trustees of Sunrise Medical Inc. Profit Sharing/Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sunrise Medical Inc. Profit Sharing/Savings Plan (the Plan) as of June 30, 1996 and 1995, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended June 30, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing
standards.   Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sunrise Medical Inc. Profit Sharing/Savings Plan as of June 30, 1996 and 1995, and the changes in net assets available for benefits for each of the years in the two-year period ended June 30, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of changes in net assets available for benefits is presented for the purposes of additional analysis rather than to present the changes in net assets available for benefits for each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            /s/ KPMG Peat Marwick LLP

San Diego, California
October 25, 1996

                             SUNRISE MEDICAL INC.
                          PROFIT SHARING/SAVINGS PLAN

                Statements of Net Assets Available for Benefits

                            June 30, 1996 and 1995

                      ASSETS                             1996        1995
                                                     -----------  -----------
Investments, at fair value (note 3)                  $39,894,548   34,405,491
Receivables:
  Employer's contribution                              2,031,758    2,310,727
  Participants' contributions                            299,834      286,580
                                                     -----------  -----------
    Net assets available for benefits                $42,226,140   37,002,798
                                                     ===========  ===========




See accompanying notes to financial statements.

                             SUNRISE MEDICAL INC.
                             --------------------
                          PROFIT SHARING/SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits

                       For the year ended June 30, 1996

                                                                                               SUNRISE
                                   AMERICAN                   IDS                             MEDICAL INC.
                                 EXPRESS TRUST    IDS         NEW        IDS         IDS        POOLED
                                   INCOME        MUTUAL    DIMENSIONS    STOCK     SELECTIVE  COMMON STOCK     LOANS
                                   FUND II        FUND        FUND       FUND        FUND         FUND       PARTICIPANTS    TOTAL
                                 -----------   ---------  ----------   ---------   ---------   ----------   -------------  --------
Additions to net assets
 attributed to:
 Investment income:
  Net gain (loss) on sale of
   investments and unrealized
   appreciation (depreciation),
   net                           $   803,083     495,935   1,750,173     266,533     (39,493)  (2,434,804)         --       841,427
 Interest and dividends                   --     211,848     374,905      98,845     104,290       19,071      75,621       884,580
                                 -----------   ---------  ----------   ---------   ---------   ----------   ---------    ----------
Net investment income                803,083     707,783   2,125,078     365,378      64,797   (2,415,733)     75,621     1,726,007

 Contributions:
  Employer's                         953,895     448,523     601,320     242,638     155,796      484,416          --     2,886,588
  Participants'                    1,134,668     742,184   1,252,715     550,017     281,351      866,769          --     4,827,704
                                 -----------   ---------  ----------   ---------   ---------   ----------   ---------    ----------
 Total additions                   2,891,646   1,898,490   3,979,113   1,158,033     501,944   (1,064,548)     75,621     9,440,299

 Deductions from net assets
  attributed to:
 Vested benefits paid to
  participants                     1,855,584     530,881   1,155,149     158,971      94,575      386,677      35,120     4,216,957
                                 -----------   ---------  ----------   ---------   ---------   ----------   ---------    ----------
 Net increase (decrease)
  before interfund transfers
                                   1,036,062   1,367,609   2,823,964     999,062     407,369   (1,451,225)     40,501     5,223,342

Interfund transfers                 (879,747)   (101,455)    160,882      83,406     139,178      369,198     228,538            --
                                 -----------   ---------  ----------   ---------   ---------   ----------   ---------    ----------
 Net increase (decrease)             156,315   1,266,154   2,984,846   1,082,468     546,547   (1,082,027)    269,039     5,223,342

Net assets available for
 benefits:
 Beginning of year                14,096,811   5,009,255   7,515,029   1,681,386   1,265,246    6,667,681     767,390    37,002,798
                                 -----------   ---------  ----------   ---------   ---------   ----------   ---------    ----------
 End of year                     $14,253,126   6,275,409  10,499,875   2,763,854   1,811,793    5,585,654   1,036,429    42,226,140
                                 ===========   =========  ==========   =========   =========   ==========   =========    ==========




See accompanying notes to financial statements.

                             SUNRISE MEDICAL INC.
                          PROFIT SHARING/SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits


                       For the year ended June 30, 1995


                                     AMERICAN                                                      SUNRISE
                                     EXPRESS                   IDS                               MEDICAL INC.
                                      TRUST        IDS         NEW          IDS         IDS         POOLED
                                     INCOME       MUTUAL    DIMENSIONS     STOCK     SELECTIVE   COMMON STOCK  LOANS TO
                                     FUND II       FUND        FUND        FUND        FUND         FUND      PARTICIPANTS  TOTAL
                                  ------------   -------    ----------    -------    ---------   -----------  ------------ -------
Additions to net assets
 attributed to:
  Investment income:
   Net gain (loss) on sale of
    investments and unrealized
    appreciation (depreciation),
    net                          $   390,810     153,674       983,114      47,762      59,023     1,927,155       --    3,561,538
   Interest and dividends            314,537     361,489       244,452     132,295      77,516            --   64,154    1,194,443
                                 -----------   ---------     ---------   ---------   ---------    ----------  -------   ----------
     Net investment income           705,347     515,163     1,227,566     180,057     136,539     1,927,155   64,154    4,755,981

  Contributions:
   Employer's                      1,079,600     473,473     1,048,944     197,139    (308,073)      620,549       --    3,111,632
   Participants'                   1,041,386     637,371       956,040     385,418     161,140       831,887       --    4,013,242
                                 -----------   ---------     ---------   ---------   ---------    ----------  -------   ----------
     Total additions               2,826,333   1,626,007     3,232,550     762,614     (10,394)    3,379,591   64,154   11,880,855

Deductions from net assets
 attributed to vested
 benefits paid to
 participants                      1,066,976     386,606       552,650      69,678      13,895       326,934   64,154    2,480,893
                                 -----------   ---------     ---------   ---------   ---------    ----------  -------   ----------
     Net increase (decrease)
      before interfund
      transfers                    1,759,357   1,239,401     2,679,900     692,936     (24,289)    3,052,657       --    9,399,962

Interfund transfers                  894,445    (188,236)      222,140      21,945      34,270    (1,117,729) 133,165           --
                                 -----------   ---------     ---------   ---------   ---------    ----------  -------   ----------
     Net increase                  2,653,802   1,051,165     2,902,040     714,881       9,981     1,934,928  133,165    9,399,962

Net assets available for
 benefits:
  Beginning of year               11,443,009   3,958,090     4,612,989     966,505   1,255,265     4,732,753  634,225   27,602,836
                                 -----------   ---------     ---------   ---------   ---------    ----------  -------   ----------
  End of year                    $14,096,811   5,009,255     7,515,029   1,681,386   1,265,246     6,667,681  767,390   37,002,798
                                 ===========   =========     =========   =========   =========    ==========  =======   ==========



See accompanying notes to financial statements.

                             SUNRISE MEDICAL INC.
                          PROFIT SHARING/SAVINGS PLAN

                         Notes to Financial Statements
                            June 30, 1996 and 1995


(1)  DESCRIPTION OF PLAN

The following description of the Sunrise Medical Inc. Profit Sharing/Savings Plan (the Plan) is provided for general information purposes only. The Plan is sponsored by Sunrise Medical Inc. and certain of its subsidiaries (the Company), and the Plan's trustee and recordkeeper is American Express Trust Company (American Express), formerly IDS Bank & Trust (IDS). Participants should refer to the Plan for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan which went into effect July 1, 1984 and is generally available to all U.S. employees who have completed 60 days of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

The following types of contributions are allowable under the Plan:.

 . Salary Deferral Contributions -- Participants may contribute up to 14% of their pre-tax earnings, as defined in the Plan subject to limitation. A participant's total tax-deferred contribution cannot exceed $9,500 in calendar year 1996 and $9,240 in calendar year 1995.

 . Matching Employer Contributions -- The Company contributes matching amounts each Plan year. Salary deferral contributions were matched 100% up to a maximum of $400 per participant for the Plan years ended June 30, 1996 and 1995.

 . Discretionary Employer Contributions -- The Company may make an additional profit sharing contribution to those eligible participants who have completed one year of service and are actively employed as of the last day of the Plan year. This contribution is limited to a maximum of 6% of the participant's eligible earnings and is allocated in proportion to each participant's earnings.

 . Post-tax Participant Contributions -- Post-tax contributions of up to 10% of a participant's earnings may be contributed to the Plan.

 . Rollover Contributions -- Amounts distributed to participants from other qualified employee benefit plans may be rolled into the Plan.

All contributions are allocated to the Plan's investment funds at the direction of the participants.

The total annual addition to a participant's account may not exceed the lesser of $30,000 or 25% of the participant's taxable net earnings.

                             SUNRISE MEDICAL INC.
                          PROFIT SHARING/SAVINGS PLAN

                   Notes to Financial Statements, Continued


PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocation of (a) the Company's contribution (matching employer and discretionary employer) and (b) fund earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately vested in their contributions, matching employer contributions, rollover contributions and related earnings thereon.

Full vesting in the discretionary employer contributions occurs at the earliest of the following dates:

 . Completion of five vesting years of service;
 . Participant's death;
 . Participant becomes disabled as defined under the Plan;
 . Participant's normal retirement date; or . Upon termination or partial termination of the Plan.

Participants become partially vested in the discretionary employer contributions at 25% increments per year starting with the second year of service.

INVESTMENT OPTIONS

Participants may allocate their contributions to any combination of the following investment choices managed by American Express:

       NAME OF MUTUAL FUND                         TYPE OF INVESTMENTS
-------------------------------------    ---------------------------------------
American Express Trust Income Fund II    The fund purchases shares from American
                                         Express Trust Income Fund I, a
                                         collective investment fund that seeks a
                                         steady rate of return. The fund invests
                                         in Guaranteed Investment Contracts
                                         (GICs) and money market instruments.

IDS Mutual Fund                          A growth and income fund that invests
                                         in bonds, common stocks and notes.

                             SUNRISE MEDICAL INC.
                          PROFIT SHARING/SAVINGS PLAN

                   Notes to Financial Statements, Continued


       NAME OF MUTUAL FUND                         TYPE OF INVESTMENTS
-------------------------------------    ---------------------------------------
IDS New Dimensions Fund                  An aggressive growth fund that invests
                                         primarily in common stocks of companies
                                         with excellent technology, marketing,
                                         or management.

IDS Stock Fund                           The fund seeks current income and
                                         growth of capital through investments
                                         in common stocks of companies.

IDS Selective Fund                       The fund seeks to provide current
                                         income with the preservation of capital
                                         and invests in the four highest grades
                                         of corporate bonds, government
                                         securities, and money market
                                         securities.

Sunrise Medical Inc. Pooled
  Common Stock Fund                      The fund aims for long-term capital
                                         appreciation with 90% to 95% of the
                                         fund invested in the stock of Sunrise
                                         Medical Inc.

LOANS TO PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from
(to) the Loans to Participants fund. Loan terms range from 1 to 5 years or up to 25 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to prime interest rate plus two percentage points. Interest rates range from approximately 8% to 15% at June 30, 1996. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

Benefits to participants or beneficiaries generally are payable as a lump sum equal to the value of their vested account upon retirement, disability, death or termination of the participant or termination of the Plan. Additionally, participants may withdraw their salary deferral contributions during financial hardships, as defined in the Plan.

ADMINISTRATIVE EXPENSES

All Plan administrative expenses were paid directly by the Company during the 1995 plan year. During the 1996 plan year, the Plan was amended and forfeitures are applied to pay administrative expenses of the Plan.

                             SUNRISE MEDICAL INC.
                          PROFIT SHARING/SAVINGS PLAN

                   Notes to Financial Statements, Continued


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared using the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Fair value is determined by American Express based on quoted market prices for the underlying assets within each fund and based on contract value for benefit responsive guaranteed investment contracts from insurance companies. Company stock is valued using quoted market prices. Loans to participants are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.

USE OF ESTIMATES

The plan sponsor and administrator have made a number of estimates and assumptions relating to the reporting of net assets available for benefits and changes in net assets available for benefits to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the 1996 presentation.

(3)  INVESTMENTS

The Plan's investments consist primarily of collective investment funds and common stock. The Plan's investments in collective investment funds are held by the American Express Income Fund II, IDS Mutual Fund, IDS New Dimensions Fund, IDS Stock Fund, IDS Selective Fund, and American Express Trust Money Market Fund I, which are IDS-administered trust funds. Investments in the Sunrise Medical Inc. Pooled Common Stock Fund primarily consist of the common stock of Sunrise Medical Inc. The Plan's investment consist of the following at June 30:

                                                          1996          1995
                                                       -----------   ----------
American Express Trust Income Fund II                  $13,573,394   13,284,702
IDS Mutual Fund                                          5,727,236    4,486,970
IDS New Dimensions Fund                                 10,058,644    7,051,829
IDS  Stock Fund                                          2,555,129    1,512,814
IDS Selective Fund                                       1,701,102    1,176,926
Sunrise Medical Inc. Pooled Common Stock Fund            4,866,727    5,760,143
American Express Trust Money Market Fund I                 375,887      364,717
Loans to participants                                    1,036,429      767,390
                                                       -----------   ----------
                                                       $39,894,548   34,405,491
                                                       ===========   ==========

                             SUNRISE MEDICAL INC.
                          PROFIT SHARING/SAVINGS PLAN

                   Notes to Financial Statements, Continued


(4)  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(5)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Included in net assets available for benefits at June 30, 1996 and 1995 are $21,533 and $610,562, respectively, for amounts related to Plan participants and participants who have terminated their service with the Company and requested a lump sum distribution of their account balance. Such amounts are reflected as benefits payable on the Form 5500 which is filed with the Internal Revenue Service.

(6)  INCOME TAXES

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 27, 1987, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Company has resubmitted the Plan and amendments to the IRS and expects to receive a favorable determination letter.

                                                                      Schedule 1
                                                                      ----------

                             SUNRISE MEDICAL INC.
                          PROFIT SHARING/SAVINGS PLAN

          Item 27a - Schedule of Assets Held for Investment Purposes

                                 June 30, 1996

                                                                                                               CURRENT
       IDENTITY OF ISSUE                           DESCRIPTION OF INVESTMENT                     COST           VALUE
---------------------------------      ----------------------------------------------         -----------     ----------
* American Express Income Fund II      Mutual Fund 852,279 shares at $15.93 per share         $12,564,975     13,573,394
* IDS Mutual Fund                      Mutual Fund 429,199 shares at $13.34 per share           5,296,470      5,727,236
* IDS New Dimensions Fund              Mutual Fund 518,113 shares at $19.41 per share           7,709,360     10,058,644
* IDS Stock Fund                       Mutual Fund 117,004 shares at $21.84 per share           2,309,628      2,555,129
* IDS Selective Fund                   Mutual Fund 187,698 shares at $9.06 per share            1,720,189      1,701,102
* Sunrise Medical Inc.                 Sunrise Medical Inc. Pooled Common Stock Fund
                                         252,817 shares at $19.25 per share                     5,803,746      4,866,727
* American Express Trust
    Money Market Fund I                Money Market 375,887 shares at $1.00 per share             375,887        375,887
* Loans to participants                Interest rate ranges from 8% to 15%                      1,036,429      1,036,429
                                                                                              -----------     ----------
                                       Balance at June 30, 1996                               $36,816,684     39,894,548
                                                                                              ===========     ==========
* Party-in-interest




See accompanying independent auditors' report.

                                                                      Schedule 2
                                                                      ----------

                             SUNRISE MEDICAL INC.
                          PROFIT SHARING/SAVINGS PLAN

                Item 27d - Schedule of Reportable Transactions

                       For the year ended June 30, 1996

                                                                                         CURRENT
                                                                                         VALUE OF
                                                                           COST OF       ASSET ON         NET
           IDENTITY OF                       PURCHASE       SELLING         ASSET       TRANSACTION     GAIN OR
         PARTY INVOLVED                      PRICE(1)       PRICE(1)       SOLD(1)        DATE(1)       (LOSS)
-------------------------------------       ----------     ---------     ---------      -----------     -------
American Express Trust Income Fund II       $2,479,262            --            --       2,479,262          --
                                                    --     2,995,161     2,842,215       2,995,161      152,946

IDS New Dimensions Fund                      3,470,563            --            --       3,470,563           --
                                                    --     2,214,439     1,787,521       2,214,439      426,918

IDS Stock Fund                                      --     2,424,972     1,984,641       2,424,972      440,330

Sunrise Medical Inc.
  Pooled Common Stock Fund                   2,354,875            --            --       2,354,875           --

American Express                             3,792,672            --            --       3,792,672           --
  Trust Money Market Fund I                         --     3,835,736     3,835,736       3,835,736           --

(1)  Series of transactions




See accompanying independent auditors' report.

                                 EXHIBIT INDEX

      EXHIBIT NUMBER                    DESCRIPTION
      --------------         --------------------------------
          23.1               Consent of KPMG Peat Marwick LLP

                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


December 23, 1996          Sunrise Medical Inc. Profit Sharing/Savings Plan
                           ------------------------------------------------
                                          (Name of Plan)


                           /s/ Richard H. Chandler
                           ------------------------------------------------
                           Richard H. Chandler
                           Plan Administration Committee Member


                           /s/ Ted N. Tarbet
                           ------------------------------------------------
                           Ted N. Tarbet
                           Plan Administration Committee Member


                           /s/ Roberta C. Baade
                           ------------------------------------------------
                           Roberta C. Baade
                           Plan Administration Committee Member